

Our Vision

A 'denizen' is more than just an inhabitant - it's someone who declares a place their true home. We're committed to making our community a better place to live, and we believe that starts with building connections and fostering involvement among the awesome people who also call this place home. We're excited to continue expanding and strengthening our community for years to come.

Location

The Cafe will be strategically located along NE Sandy BLVD, a boulevard that can see traffic in excess of 20,000 vehicles per day. The location can be easily seen from the Safeway parking lot across the street. The location is a limited destination, though there are several complimentary businesses that make us convenient for people frequenting them. The area surrounding the location, Central Northeast Neighborhoods, include more than 50,000 inhabitants according to the 2020 census.



WHAT WE OFFER

Cafe

Bistro

Deli

DENIZENS CAFE

Complimentary Business

* Roseway Veterinary Hospital
* Urgent Care
* Too Sweet Barber Shop
* Mom & Pop Wine Shop

Competition

* Safeway & Internal Starbucks
* Fast food/take and bake pizza
* Destinations with food/drink.

Projected Days/Hours of Operation

We are planning to be open seven days a week and between the hours of 8am - 6pm. We'll be adaptive based on feedback and trends that we encounter after our launch. Our later afternoon close time will take advantage of the significant number of cars that pass in front of our doors, offering convenient grab & go food choices to solve dinner needs for commuters returning home from work.



Our Menu

Denizens Cafe will have food options for breakfast, lunch, and dinner. Our core menu will be sandwiches (both meat and plant based options), bowls (meat and vegetarian), alongside some tasty board offerings containing meat/cheese/fondue and charcuterie. Food influences for our menu take inspiration from Great Britain, south through the Alpine region, and deep into the Mediterranean. In addition to our food menus we will also have a case stocked with deli items along with grab & go options. We'll launch with a limited drink menu including hot coffee and cold brew, along with a stocked beverage cooler.

The Denizens Cafe Team

The Denizens Cafe team is a group of dedicated and passionate individuals who work tirelessly to create a welcoming and enjoyable experience for our community. Our current team includes:

• **James Helms, MBA** is the owner and manager. He grew up around his father's cafe and worked in both the front and back of house for a couple of the most well known restaurants on the Oregon coast. He has a background in business, coffee and instigating community.

• **Lily Helms** serves as both the Operation & Production Manager and will integrate purchasing for the cafe into her oversight.

• **Hannah Reedy, BA** works as the Office Manager and handles bookkeeping, copywriting, and tracks along with the team to ensure that the administrative pieces of the business run smoothly.

Other team members will be joining us along the way



From left: Hannah, James & Lily. Food images shown are meant to be demonstrative and not exhaustive

Business Model & Marketing Strategy

Our marketing and sales strategy is designed to effectively engage our target customers, build brand awareness, and drive growth. We will leverage a combination of traditional and digital marketing strategies to ensure maximum exposure and engagement with our audience. Our business model and key tactics include:

Business Model

1. Grab & Go options
2. Self serve drinks, utensils, and condiments
3. Charcuterie boards or deli items
4. Catering with back up kitchen commissary
5. Unique menu combinations
6. Diverse range in prices
7. Location - busy corridor, good exposure, and convenient
8. Atmosphere - clean and welcoming
9. Marketing - hyper locally focused
10. Living wage and work/life balance

Marketing Strategies

1. Collaborations (i.e. Gateway Brewing and the Denizens of Gateway beer for Bakers Dozen event)
2. Social media (follow us on Instagram)
3. Loyalty program (built into the point of sale)
4. Email marketing (active list of 1200+ customers)
5. Community involvement (grassroots instigator)
6. Catering (kitchen with catering license)
7. Seasonal promotions (food and drink)
8. Mobile ordering and payments (built in)
9. Online reviews (4.9 stars at espresso bar)
10. Unique offerings (our pairings and sauces)



Financial Overview

We expect our business to grow steadily over the next five years as we increase our customer base and revenue. Our financial projections are based on an analysis of market trends, customer behavior, and industry standards. We will closely monitor our progress and adjust our strategies to factor in potential challenges such as competition, economic fluctuations, and changing consumer preferences. Our projections for the upcoming year are conservative and based on a low average ticket price, comparable number of daily transactions at our former espresso bar, and conservative year-over-year growth.

These financial forecasts are estimating a moderate average ticket price for one individual, whereas the average ticket was closer to 1.8 people per transaction at the espresso bar. Likewise, the average number of transactions do not account for the higher visibility of the new location.



(Blue: Revenue, Red: Cost, Green: Profit)

Five Year Profit and Loss

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$420,000	$546,000	$600,600	$660,660	$693,693
Cost of Goods Sold	$160,000	$208,000	$228,800	$251,680	$264,264
Gross Profit	$260,000	$338,000	$371,800	$408,980	$429,429
EXPENSES					
Rent	$26,400	$27,192	$28,000	$28,847	$29,713
Utilities	$9,600	$9,840	$10,086	$10,338	$10,596
Salaries	$121,000	$145,000	$152,000	$159,000	$167,000
Insurance	$2,000	$2,050	$2,101	$2,153	$2,206
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$1,000	$1,025	$1,050	$1,076	$1,102
Operating Profit	$94,000	$146,743	$172,260	$201,106	$212,191

Milestones & Timeline

Date	Event
May 2017	We registered Rocky Butte Coffee Roasters in the State of Oregon as an LLC.
June 2017	Began selling coffee beans and drinks at local Farmers Markets
September 2019	We competed in the Impact Pitch Business Plan competition alongside businesses across Oregon and Washington. We won $2000 and were named the 2019 "Best Veteran Owned Business"
June 2020	As the pandemic took hold, we took a calculated risk and opened the Rocky Butte Espresso Bar, first as a pop-up location and later as an espresso bar that was open 7 days a week
December 2021	Our sales for the year broke $100k despite the global challenges during the pandemic
February 2022	Our first live music night at the espresso bar location - a packed house and a lot of happy neighbors who had been stuck at home through the pandemic
April 2022	Leaders in the community emerged, and we began partnering with them to host regular monthly potlucks. This sowed the seed to focus on getting a commercial kitchen
December 2022	Annual revenue broke $200k as the pandemic began to fully wind down
January 2023	Weekly home coffee delivery increased 300% as lease deal falls through
May 2023 (Projected)	We get the keys to begin the launch of a food focused cafe
June 2023 (Projected)	First day open for business at the new cafe location!

Thank You

Thank you for considering investing in Denizens Cafe. We are excited about the future of our business and the positive impact we can make in the community. We look forward to the exciting things ahead and hope to have the opportunity to work together.

